SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 7, 2016	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS JUNE 2016 AND 2Q16 REVENUE; COMPANY EXPECTS REVENUE STABILIZATION IN 2H16 FOLLOWED BY GROWTH; TO REPORT 2Q16 RESULTS ON AUGUST 10

Hsinchu, Taiwan, July 7, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of June 2016. Revenue reported for the second quarter ended June 30, 2016 was inline with the Company’s outlook for an increase in the low single digits as compared to 1Q16, with gross margin expected to be approximately 17.1%, as compared to guidance of approximately 17% to 21%. The Company noted it expects revenue to be approximately US$150 million in 3Q16 and in 4Q16, reflecting the more cautious, near-term post-Brexit market environment facing its customers, and ongoing macro softness in the small panel market, notably for LCD drivers targeted for use in mobile phones and consumer devices. The Company expects this period of revenue stabilization to be followed by a return to revenue growth into 2017, as it ramps production in its Shanghai facility, and as the Company benefits from an improved macro environment.

Revenue for the second quarter of 2016 was NT$4,727.1 million or US$146.7 million, representing an increase of 0.1% from the first quarter of 2016, and a decrease of 6.7% from the same period in 2015.

Revenue for the month of June 2016 was NT$1,618.1 million or US$50.2 million, an increase of 4.4% from the month of May 2016 and a decrease of 4.2% from the same period in 2015. All U.S. figures in this release are based on the exchange rate of NT$32.22 to US$1.00 as of June 30, 2016.

Consolidated Monthly Revenues (Unaudited)

	June 2016	May 2016	June 2015	MoM Change	YoY Change
Revenues (NT$ million)	1,618.1	1,550.2	1,688.6	4.4%	-4.2%
Revenues (US$ million)	50.2	48.1	52.4	4.4%	-4.2%

Consolidated Quarterly Revenues (Unaudited)

	Second Quarter 2016	First Quarter 2016	Second Quarter 2015	QoQ Change	YoY Change
Revenues (NT$ million)	4,727.1	4,724.1	5,069.1	0.1%	-6.7%
Revenues (US$ million)	146.7	146.6	157.3	0.1%	-6.7%

ChipMOS’ June 2016 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

2Q16 Investor Conference Call / Webcast Details

ChipMOS will hold a conference call with investors and analysts at 7:00 p.m. Eastern Time on Wednesday, August 10, 2016 (7:00 a.m. Taiwan time, Thursday, August 11, 2016) to discuss the Company’s second quarter 2016 financial results and management’s outlook. The news release announcing the Company’s second quarter 2016 results will be disseminated after the NASDAQ market close on August 10, 2016.

The conference call will be webcast on the investor relations’ section of ChipMOS’ website at www.chipmos.com or may be accessed by dialing +1-201-689-8562 at the scheduled time. The playback will be available 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13640870.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qinpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.